September 23, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Pamela Long, Assistant Director

RE:	Spherix Incorporated Registration Statement on Form S-1
Filed September 17, 2010
File No. 333-167963

Dear Ms. Long:

This letter is being provided by Spherix Incorporated (the “Company”) in response to your comment letter dated September 22, 2010.  The follow response corresponds to your comment.

SEC Comment

We note your response to comment two issued in our letter dated September 17, 2010, as well as counsel’s revised legal opinion.  The last sentence in the penultimate paragraph of the revised opinion is not acceptable as it qualifies counsel’s opinion with respect to the warrants in an impermissible manner.  Please either have counsel remove the jurisdictional qualification in the noted sentence or obtain and file an additional, unqualified opinion that the warrants will be your legal and binding obligations.

Company Response

Our counsel has deleted the qualification as requested and an unqualified opinion is included in this filing.

The Company also acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;  and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claire L. Kruger
Claire L. Kruger
CEO and COO